Darin Smith Lead Director and Associate General Counsel (319) 573-2676

1290 Avenue of the Americas New York, NY 10104
LAW DEPARTMENT

October 10, 2017

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	AXA Equitable Life Insurance Company

    Post-Effective Amendment No. 1 to Registration Statement on Form S-3

    File No. 333-216083

    Separate Account No. 49 of AXA Equitable Life Insurance Company

    Post-Effective Amendment No. 2 to Registration Statement on Form N-4

    File Nos. 333-216084; 811-07659

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the comments you provided with respect to the above-referenced filings for AXA Equitable Life Insurance Company (the “Company”). For your convenience, I have included those comments below, and followed each comment with the Company’s response.

1.	Please incorporate the prospectus and SAI into the Registration Statements as appropriate.

Response: The prospectus and SAI will be incorporated in the 485(b) filing.

2.	Please revise the unit value calculations in the SAI. See SAI Supplement.

Response: The disclosure has been revised as requested.

3.	In the bold type on the cover of the prospectus please clarify that neither the account value death benefit nor the return of premium death benefit may be increased in contributions are restricted.

Response: The disclosure has been revised as requested. See paragraph 2.

4.	In paragraph 2, please
(a)	Consider deleting “if elected” from the key terms.
(b)	Specify “return of premium death benefit charge” instead of “other fees and charges” if that is the only charge.

Response: The disclosure for (a) has been revised as requested. See paragraph 3. The term “cash value” has been deleted from the supplement. See paragraph 3.

5.	In paragraph 3, please:

(a)	Include bullets for both the return of premium and account value death benefits.
(b)	Disclose there is an additional charge for the return of premium death benefit.
(c)	Disclose there is no additional charge for the account value death benefit.
(d)	Disclose what the return of premium death benefit amount equals.
(e)	Disclose that if the return of premium death benefit is elected, the death benefit payable will be the greater of the return of premium amount or the account value.

Response: The disclosure has been revised as requested. See paragraph 4.

6.	In paragraph 4, please:
(a)	Delete the first two sentences of the * footnote.
(b)	Add “on the Segment Maturity Date” to the end of footnote 9.

Response: The disclosure has been revised as requested. See paragraph 5.

7.	In paragraph 5, please delete the second sentence.

Response: The disclosure has been revised as requested. See paragraph 6.

8.	In paragraph 6, please:
(a)	State that in the examples all amounts are invested in the variable investment options and are not invested in Segments.
(b)	Clarify that the return of premium death benefit was not elected.

Response: The disclosure has been revised as requested. See paragraph 7.

9.	In paragraph 7, please
(a)	In the third bullet, please specify which transaction could cause termination of the benefit.
(b)	In the fourth bullet, please change “greater than dollar-for-dollar” to “by possibly more than the amount withdrawn”. Please note this is a global comment.

Response: The disclosure has been revised as requested. See, e.g., paragraph 8.

10.	In paragraph 8, please clarify if rollover and direct transfer contributions for traditional IRA and Roth contracts continue through age 75 or 85.

Response: The disclosure has been revised as requested. See paragraph 9.

11.	In paragraph 9, if true please specify that both Standard Segments and Annual Lock Segments calculate Segment Rate of Return as set forth herein.

Response: The disclosure has been revised as requested. See paragraph 10.

12.	In paragraph 11, please also provide a balanced example.

Response: The disclosure has been revised as requested. See paragraph 12.

2

13.	In paragraph 12, please:
(a)	Do not condense the Annual Lock step-by-step example.
(b)	Consider deleting all the examples except the final example and adding thereto an explanation of how to calculate the total yield for the Annual Lock Segments.

Response: The disclosure has been revised as requested. See paragraph 13.

14.	In paragraph 13, please:
(a)	Disclose in the first sentence that there is an additional charge.
(b)	Disclose that the benefit cannot be voluntarily terminated.
(c)	Disclose that if the return of premium is elected that the death benefit payable is the greater of the return of premium amount or the account value.
(d)	Add “if die before annuitization” to the third paragraph of this section.
(e)	Add “of” to the 2nd bullet.
(f)	Revise the disclosure to state that the death benefit is not payable instead of saying that amounts under the contract will be payable.
(g)	Clarify that all reference lives must be under age 76.
(h)	Add disclosure that no contributions are allowed after age 75.
(i)	Replace “annuity account value” with “account value”.
(j)	Add disclosure that a pro rata portion of the benefit charge is deducted in certain instances.
(k)	Revise dollar-for-dollar as noted earlier in the global comment.
(l)	Add “(including any withdrawal charges)” after $12,000 in the example.
(m)	Bold the second to last sentence in the “Divorce” section.

Response: The disclosure has been revised as requested. See paragraph 22.

15.	In paragraph 15, consider deleting the parenthetical.

Response: The Company would prefer to keep this parenthetical.

16.	Please move the disclosure in paragraph 18 to paragraph 17.

Response: The disclosure has been revised as requested. See paragraph 16.

17.	Please disclose on page 39 of the prospectus that if the contract is surrendered to receive the cash value a pro rata portion of the benefit charge will be deducted.

Response: The disclosure has been revised as requested. See paragraph 17.

18.	Please delete “if elected” from paragraph 19.

Response: The disclosure has been revised as requested. See paragraph 18.

19.	Please disclose on page 40 of the prospectus that if the contract is annuitized a pro rata portion of the benefit charge will be deducted.

Response: The disclosure has been revised as requested. See paragraph 19.

20.	Please disclose on page 42 of the prospectus:
(a)	The benefit charge is a charge that AXA deducts.
(b)	There is a pro rata charge deducted upon withdrawal, annuitization, etc….

Response: The disclosure has been revised as requested. See paragraph 20.

3

21.	In paragraph 20, please
(a)	Briefly describe what is provided for the benefit charge.
(b)	Delete “current” from the bullets.
(c)	Clarify which values are being referred to in the disclosure.

Response: The disclosure has been revised as requested. See paragraph 21.

22.	In the prospectus, add the scenario re waiver of the fees where the EQ Money Market return is positive but not greater than the total separate account expenses.

Response: The disclosure has been revised as requested. See paragraph 21.

23.	In paragraph 21, please:
(a)	Specify when the account value is determined if the Return of Premium Death Benefit was elected.
(b)	Add that the death occurred before annuitization.
(c)	Clarify how you can have a reference life who is not an owner.
(d)	Provide cross references when mention discussed above.
(e)	Clarify what BCO and the 5-year rule mean.

Response: The disclosure has been revised as requested. See paragraph 23.

24.	In paragraph 23, if true, clarify that the continuing spouse becomes the reference life.

Response: The disclosure has been revised as requested. See paragraph 25.

25.	In the condensed financial information appendix, please also refer to the benefit charge.

Response: The disclosure has been revised as requested. See paragraph 29.

26.	Please clarify supplementally that there are no other subaccounts in the separate account with these funds at 1.35%.

Response: There are none. With respect to the EQ/Money Market variable investment option, there are no such subaccounts which also invest in the EQ/Money Market portfolio and some or all the daily asset charge is waived on certain days on a non-guaranteed basis.

27.	Please incorporate any 10-Q or 8-K filings as appropriate.

Response: The disclosure has been revised as requested. See paragraph 28

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-573-2676. Thank you very much for your assistance with this filing.

Best regards,

/s/ Darin Smith
Darin Smith

4

AXA Equitable Life Insurance Company

Supplement dated             , 2017 to the June 1, 2017 prospectus for Structured Capital Strategies® PLUS

This Supplement modifies certain information in the above-referenced prospectus (the “Prospectus”) offered by AXA Equitable Life Insurance Company (“AXA Equitable”). You should read this Supplement in conjunction with your Prospectus and retain it for future reference. Unless otherwise indicated, all other information included in your Prospectus remains unchanged. The terms we use in this Supplement have the same meaning as in your Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service center referenced in your Prospectus.

The purpose of this Supplement is to add an optional Return of Premium Death Benefit.

Please note the following changes to the Prospectus:

1.	The following hereby amends, and to the extent inconsistent replaces, the corresponding information in “What is Structured Capital Strategies® PLUS?”:

Structured Capital Strategies® PLUS is a variable and index-linked deferred annuity contract issued by AXA Equitable Life Insurance Company. The Structured Capital Strategies® contract provides for the accumulation of retirement savings. The contract also offers several payout options and an optional death benefit. You invest to accumulate value on a tax-deferred basis in one or more of our variable investment options, in one or more of the Segments comprising the Structured Investment Option or in our Dollar Cap Averaging Program. See “Definition of key terms” later in this Prospectus for a more detailed explanation of terms associated with the Structured Investment Option.

2.	The following hereby amends, and to the extent inconsistent replaces, the corresponding information in “What is Structured Capital Strategies® PLUS?”:

We reserve the right to discontinue the acceptance of, and/ or place additional limitations on, contributions into certain investment options, including any or all of the Segments comprising the Structured Investment Option. If we exercise this right, your ability to invest in your contract, increase your account value and, consequently, increase your account value death benefit, or Return of Premium death benefit, if elected, will be limited.

3.	The following hereby supplements and amends, and to the extent inconsistent replaces, the corresponding information in “Definitions of key terms”:

Owner — The “owner” is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits, except for the Return of Premium Death Benefit.

Reference Life (Lives) — The Reference Life (or Reference Lives) is the individual or individuals on whose life we base the optional Return of Premium Death Benefit. We establish the Reference Life (or Reference Lives) at contract issue and the Reference Life (or Reference Lives) generally do not change. For contracts with a natural owner, the Reference Life (or Reference Lives) is the original owner (or original joint owners). For contracts with a non-natural owner, the Reference Life is the original annuitant.

4.	The following hereby supplements the information in “Structured Capital Strategies® PLUS at a glance — key features”:

Death Benefits

•      Return of Premium Death Benefit (for an additional charge)

The optional Return of Premium Death Benefit is payable upon the death of the Reference Life (or surviving Reference Life if there are joint Reference Lives). The Reference Life will not generally change even though the owner or annuitant is changed. If elected, the death benefit payable is the greater of the Return of Premium Death Benefit amount (contributions reduced pro rata by withdrawals) or the account value. The guaranteed benefits under the contract are supported by AXA Equitable’s general account and are subject to AXA Equitable’s claims paying ability. Contract owners should look to the financial strength of AXA Equitable for its claims paying ability.

• Account Value Death Benefit (no additional charge)

5.	The following hereby amends, and to the extent inconsistent replaces, the corresponding section in “Fee table”:

Charges we deduct from your variable investment options (including the Segment Type Holding Accounts) expressed as an annual percentage of daily net assets
Separate account annual expenses:
Variable Investment Option fee(6)	1.15%
This fee does not apply to amounts held in a Segment.
Optional Separate Account Expenses:
Return of Premium Death Benefit charge(*)	0.20%
Total separate account annual expenses with highest optional separate account annual expenses	1.35%

(6)

On a non-guaranteed basis, we may waive any portion of the variable investment option fee as it applies to the EQ/Money Market variable investment option (including any amounts in the Segment Type Holding Accounts and dollar cap averaging account) to the extent that the fee exceeds the income distributed by the underlying EQ/Money Market Portfolio. This waiver is limited to the variable investment option fee, and it is not a fee waiver or performance guarantee for the underlying EQ/Money Market Portfolio. See “Variable Investment Option fee” in “Charges and expenses” later in this Prospectus.

(*)

On a non-guaranteed basis, we may waive any portion of the Return of Premium Death Benefit charge as it applies to the EQ/Money Market variable investment option (including any amounts in the Segment Type Holding Accounts and dollar cap averaging account) to the extent that the charge exceeds the income distributed by the underlying EQ/Money Market Portfolio. This waiver is limited to the Return of Premium Death Benefit charge, and it is not a fee waiver or performance guarantee for the underlying EQ/Money Market Portfolio. See “Return of Premium Death Benefit charge” in “Charges and expenses” later in this Prospectus.

6.	The following hereby supplements the information in “Fee table”:

Charges we deduct from Segments if you elect the optional Return of Premium Death Benefit expressed as an annual percentage of the Segment Investment
Return of Premium Death Benefit charge(9)	0.20%

(9)

The Return of Premium Death Benefit charge is deducted from each Segment on the Segment Maturity Date as part of the Segment Rate of Return calculation. If the contract is surrendered or annuitized, a withdrawal is taken, or a death benefit is paid, on any date other than the Segment Maturity Date, we will deduct a pro rata portion of the charge from each Segment.

7.	The following hereby amends, and to the extent inconsistent replaces, the corresponding information in “Fee table — Examples”:

The example assumes that you invest $10,000 in the contract (in the variable investment options specified and not in Segments) for the time periods indicated and that your investment has a 5% return each year and you elected the Return of Premium Death Benefit. The example also assumes (i) the total annual expenses of the portfolios set forth in the previous tables; and (ii) there is no waiver of any withdrawal charge. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	If you surrender your contract at the end of the applicable time period				If you do not surrender your contract at the end of the applicable time period
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
AXABalanced Strategy	$852	$1,274	$1,722	$2,816	$252	$774	$1,322	$2,816
EQ/MoneyMarket	$817	$1,169	$1,548	$2,468	$217	$669	$1,148	$2,468

The example assumes that you invest $10,000 in the contract (in the variable investment options specified and not in Segments) for the time periods indicated and that your investment has a 5% return each year and you did not elect the Return of Premium Death Benefit. The example also assumes (i) the total annual expenses of the portfolios set forth in the previous tables; and (ii) there is no waiver of any withdrawal charge. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	If you surrender your contract at the end of the applicable time period				If you do not surrender your contract at the end of the applicable time period
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
AXABalanced Strategy	$831	$1,212	$1,619	$2,611	$231	$712	$1,219	$2,611
EQ/MoneyMarket	$796	$1,107	$1,443	$2,255	$196	$607	$1,043	$2,255

8.	The following hereby supplements the information in “Risk Factors”:

•

You cannot terminate the Return of Premium Death Benefit once you elect it. This means that you cannot avoid paying the charge for the Return of Premium Death Benefit even if you no longer want or need the protection offered by the Return of Premium Death Benefit. This also means you cannot avoid paying the charge when the account value is higher than your adjusted contributions.

•

If you elect the Return of Premium Death Benefit, then you cannot make contributions to the contract once the original owner or annuitant reaches age 76 (or the first contract date anniversary if later). This means that you will not be able to increase the Return of Premium Death Benefit amount after this date.

•

If the owner of the contract is changed, the original owner(s) will remain as the Reference Life (Reference Lives) for the Return of Premium Death Benefit. This means that if the new owner dies before the Reference Life (Reference Lives), the Return of Premium Death Benefit is not payable. Also, the Return of Premium Death Benefit is not payable if the new owner elects an annuity payout option which terminates the benefit.

•	If you elect the Return of Premium Death Benefit and subsequently divorce:

—	if a portion of the account value is withdrawn due to divorce the value of your Return of Premium Death Benefit will be reduced and possibly by more than the amount withdrawn;

—	the sole Reference Life for this death benefit will not change even if the ownership does which may result in the beneficiary (or beneficiaries) not receiving the Return of Premium Death Benefit; and

—	the joint Reference Lives will not be changed unless one ex-spouse is awarded sole ownership of the contract and all necessary documentation is provided to change the ownership of the contract to that ex-spouse before either one of the joint Reference Lives dies which may result in the beneficiary (or beneficiaries) not receiving the Return of Premium Death Benefit.

9.	The following hereby amends, and to the extent inconsistent replaces, the corresponding information in the tables under the heading “Additional limitations on contributions to your contract” in “Contract features and benefits — How you can purchase and contribute to your contract?”:

•	You may make subsequent contributions to the contract until the later of attained age 86 (76 if you have elected the Return of Premium Death Benefit) or the first contract date anniversary.

•	You may make rollover or direct transfer contributions until the later of attained age 86 (76 if you have elected the Return of Premium Death Benefit) or the first contract date anniversary.

10.	The following hereby amends, and to the extent inconsistent replaces, the corresponding information in “Contract features and benefits — Structured Investment Option”:

Segment Maturity Value

We calculate your Segment Maturity Value on the Segment Maturity Date using your Segment Investment and the Segment Rate of Return.

For Standard Segments, the Segment Rate of Return is equal to the Index Performance Rate (the percentage change in the value of the related Index from the Segment Start Date to the Segment Maturity Date), subject to the Performance Cap Rate and Segment Buffer, minus the Return of Premium Death Benefit charge if the Return of Premium Death Benefit is elected, as follows:

If the Index Performance Rate:	Your Segment Rate of Return will be:
exceeds the Performance Cap Rate	equal to the Performance Cap Rate minus the Return of Premium Death Benefit charge if the Return of Premium Death Benefit is elected
is positive but less than the Performance Cap Rate	equal to the Index Performance Rate minus the Return of Premium Death Benefit charge if the Return of Premium Death Benefit is elected
is flat or negative by a percentage equal to or less than the Segment Buffer	equal to 0% minus the Return of Premium Death Benefit charge if the Return of Premium Death Benefit is elected
is negative by a percentage greater than the Segment Buffer	negative, equal to the extent of the percentage exceeding the Segment Buffer minus the Return of Premium Death Benefit charge if the Return of Premium Death Benefit is elected

These values are based on the value of the relevant Index on the Segment Start Date and the Segment Maturity Date. Any fluctuations in the value of the Index between those dates is ignored in calculating the Segment Rate of Return.

For Annual Lock Segments, the Segment Rate of Return is equal to the cumulative result of each successive Annual Lock Yearly Rate of Return, minus the Return of Premium Death Benefit charge if the Return of Premium Death Benefit is elected. The Annual Lock Yearly Rate of Return is equal to the Index Performance Rate (the percentage change in the value of the related Index from the Segment Start Date to the first Annual Lock Anniversary and thereafter from one Annual Lock Anniversary to the next), subject to the Performance Cap Rate and Segment Buffer, as follows:

If the Index Performance Rate for the Annual Lock Period:	Your Annual Lock Yearly Rate of Return for that Annual Lock Period will be:
exceeds the Performance Cap Rate	equal to the Performance Cap Rate
is positive but less than the Performance Cap Rate	equal to the Index Performance Rate
is flat or negative by a percentage equal to or less than the Segment Buffer	equal to 0%
is negative by a percentage greater than the Segment Buffer	negative, equal to the extent of the percentage exceeding the Segment Buffer

We first multiply your Segment Investment by your Annual Lock Yearly Rate of Return for the first year (first Annual Lock Period) to get your Annual Lock Yearly Return Amount for that year (Annual Lock Period). Your Annual Lock Anniversary Ending Amount for the first Annual Lock Period is equal to your Segment Investment plus or minus your Annual Lock Yearly Return Amount for that Annual Lock Period. Your Annual Lock Yearly Return Amount for that period may be negative, in which case your Annual Lock Anniversary Ending Amount for that period will be less than your Segment Investment. The Annual Lock Anniversary Ending Amount on the first Annual Lock Anniversary is the Annual Lock Anniversary Starting Amount for the second year (second Annual Lock Period) that we multiply by the Annual Lock Yearly Rate of Return for that Annual Lock Period and so on for the remaining Annual Lock Periods until the Segment Maturity Date (sixth Annual Lock Anniversary). These values are based on the change in the value of the relevant Index during the relevant Annual Lock Period. Any fluctuation in the value of the Index between a Segment Start Date and the first Annual Lock Anniversary (and between each successive Annual Lock Anniversary thereafter) is ignored when calculating the Annual Lock Anniversary Ending Amount.

Please note: (i) the Annual Lock Anniversary Starting Amount (and each subsequent Annual Lock Anniversary Starting and Ending Amount) is adjusted for any withdrawals (including any withdrawal charge and Return of Premium Death Benefit charge (imposed upon surrender)) from the Segment and (ii) the Annual Lock Anniversary Starting and Ending Amounts are used solely to calculate the Segment Maturity Value for Annual Lock Segments, are not credited to the contract, are not the Segment Interim Value, and cannot be received upon surrender or withdrawal.

Your Segment Maturity Value for all Segments is calculated as follows:

We multiply your Segment Investment by your Segment Rate of Return to get your Segment Return Amount. Your Segment Maturity Value is equal to your Segment Investment plus your Segment Return Amount. Your Segment Return Amount may be negative, in which case your Segment Maturity Value will be less than your Segment Investment.

11.	The following hereby amends, and to the extent inconsistent replaces, the corresponding information in “Standard Segment Examples” in “Contract features and benefits — Structured Investment Option”:

Assume that you invest $1,000 in an S&P 500 Price Return Index, 6-year Segment with a -20% Segment Buffer, we set the Performance Cap Rate for that Segment at 45%, you make no withdrawal from the Segment and you did not elect the Return of Premium Death Benefit.

12.	The following hereby supplements the information in “Standard Segment Examples” in “Contract features and benefits — Structured Investment Option”:

Assume that you invest $1,000 in an S&P 500 Price Return Index, 6-year Segment with a -20% Segment Buffer, we set the Performance Cap Rate for that Segment at 45%, you make no withdrawal from the Segment and you did elect the Return of Premium Death Benefit.

If the S&P 500 Price Return Index is 50% higher on the Segment Maturity Date than on the Segment Start Date, you will receive a 43.8% Segment Rate of Return, and your Segment Maturity Value would be $1,438. We reach that amount as follows:

•

The Index Performance Rate (50%) is greater than the Performance Cap Rate (45%), so the Segment Rate of Return (43.8%) is equal to the Performance Cap Rate (45%) minus the Return of Premium Death Benefit charge (1.20%).

•	The Segment Return Amount ($438) is equal to the Segment Investment ($1,000) multiplied by the Segment Rate of Return (43.8%).

•	The Segment Maturity Value ($1,438) is equal to the Segment Investment ($1,000) plus the Segment Return Amount ($438).

If the S&P Price Return Index is 10% lower on the Segment Maturity Date than on the Segment Start Date, then you will receive a 0% Segment Rate of Return, and your Segment Maturity Value would be $1,000. We reach that amount as follows:

•

The Index Performance Rate is -10% and the Segment Buffer absorbs the first 20% of negative performance, so the Segment Rate of Return (-1.20%) is equal to 0% minus the Return of Premium Death Benefit charge (1.20%).

•	The Segment Return Amount (-$12) is equal to the Segment Investment ($1,000) multiplied by the Segment Rate of Return (-1.20%).

•	The Segment Maturity Value ($988) is equal to the Segment Investment ($1,000) plus the Segment Return Amount (-$12).

13.	The following hereby amends, and to the extent inconsistent replaces, the corresponding information in “Contract features and benefits — Structured Investment Option”:

Annual Lock Segment Examples

Assume that you invest $1,000 in an S&P 500 Price Return Index, 6-year Annual Lock Segment with a -10% Segment Buffer, we set the Performance Cap Rate for that Segment at 12%, you make no withdrawal from the Segment and you did not elect the Return of Premium Death Benefit.

Below is a table summarizing the various Index Performance Rates, Annual Lock Yearly Rates of Return, Annual Lock Yearly Return Amounts and Annual Lock Anniversary Starting and Ending Amounts for the Annual Lock example that is described immediately following the table.

Assume that you invest $1,000 in an S&P 500 Price Return Index, 6-year Annual Lock Segment with a -10% Segment Buffer, we set the Performance Cap Rate for that Segment at 12%, you make no withdrawal from the Segment and you did elect the Return of Premium Death Benefit.

Year	Index Performance Rate	Annual Lock Yearly Rate of Return Annual	Annual Lock Anniversary Starting Amount		Annual Lock Yearly Return Amount		Annual Lock Anniversary Ending Amount
1	13%	12%	$1,000.00	*		$120.00	$1,120.00
2	-5%	0%	$1,120.00			$0.00	$1,120.00
3	10%	10%	$1,120.00			$112.00	$1,232.00
4	-12%	-2%	$1,232.00		-$	24.64	$1,207.36
5	11%	11%	$1,207.36			$132.81	$1,340.17
6	14%	12%	$1,340.17			$160.82	$1,500.99
*	This is also the Segment Investment.

If the S&P Price Return Index returns are as stated above, then you will receive a 48.899% Segment Rate of Return, and your Segment Maturity Value would be $1,488.99. We reach that amount as follows:

•

The Segment Rate of Return (48.899%) is equal to the cumulative result of each successive Annual Lock Yearly Rate of Return (50.099%; the cumulative result, also sometimes referred to as the percentage change, can also be calculated by taking (($1,500.99 – $1,000.00) / $1,000.00) * 100), minus the Return of Premium Death Benefit charge (1.20%).

•	The Segment Return Amount ($488.99) is equal to the Segment Investment ($1,000) multiplied by the Segment Rate of Return (48.899%).

•	The Segment Maturity Value ($1,488.99) is equal to the Segment Investment ($1,000) plus the Segment Return Amount ($488.99).

14.	The following hereby amends, and to the extent inconsistent replaces, the corresponding information in “Determining your contract’s value — Your contract’s value in the variable investment options, Segment Type Holding Accounts and the Dollar Cap Averaging Account”:

Each variable investment option (including the Segment Type Holding Accounts and dollar cap averaging account) invests in shares of a corresponding portfolio. Your value in each variable investment option is measured by “units.” The value of your units will increase or decrease as though you had invested it in the corresponding portfolio’s shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

Units measure your value in each variable investment option.

The unit value for each variable investment option depends on the investment performance of that option minus daily charges for the variable investment option fee and, if the Return of Premium Death Benefit is elected, minus the Return of Premium Death Benefit charge (which is added to the variable investment option fee and the combined amount is deducted). Each Segment Type Holding Account and the dollar cap averaging account are part of the EQ/Money Market variable investment option. On any day, your value in any variable investment option equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day’s value for one unit. The number of your contract units in any variable investment option does not change unless it is:

(i)	increased to reflect additional contributions;

(ii)	decreased to reflect a withdrawal (including applicable withdrawal charges); or

(iii)	increased to reflect a transfer into, or decreased to reflect a transfer out of, a variable investment option.

A description of how unit values are calculated is found in the SAI.

15.	The following hereby amends, and to the extent inconsistent replaces, the corresponding information in “Determining your contract’s value — Your contract’s value in the Structured Investment Option”:

We then compare the sum of the three components above with a limitation based on the Performance Cap Rate. In particular, the Segment Interim Value is never greater than the Segment Investment (or most recent Annual Lock Anniversary Starting Amount, if applicable) multiplied by the portion of the Performance Cap Rate corresponding to the portion of the Segment Duration (or Annual Lock Period for Annual Lock Segments) that has elapsed. This limitation is imposed to discourage owners from withdrawing from a Segment before the Segment Maturity Date where there may have been significant increases in the relevant Index early in the Segment Duration. If you elected the optional Return of Premium Death Benefit, a pro rata portion of the Return of Premium Death Benefit charge is also deducted from the lesser of these two values. For more information, please see Appendix III.

16.	The following hereby amends, and to the extent inconsistent replaces, the corresponding information in “Partial withdrawals” in “Accessing your money — Withdrawing your account value”:

Partial withdrawals out of Segments are permitted, subject to certain restrictions. See “How withdrawals are taken from your account value” later in this section. If you elected the optional Return of Premium Death Benefit, a pro rata portion of the Return of Premium Death Benefit charge will be deducted at the time you take a partial withdrawal out of a Segment. A partial withdrawal from a Segment will reduce your Segment Investment in that Segment and, therefore, your Segment Maturity Value for that Segment. For Annual Lock Segments, a partial withdrawal will also reduce each Annual Lock Anniversary Starting and Ending Amount. The reduction in the Segment Investment and each Annual Lock Anniversary Starting and Ending Amount may be greater than the dollar amount of your withdrawal. For more information, see Appendix III. Withdrawals reduce the Return of Premium Death Benefit amount on a pro rata basis by the same proportion that the account value is reduced on the date of the withdrawal. The Segment Investment is also adjusted on a pro rata basis for withdrawals and the portion of the Return of Premium Death Benefit charge that is attributable to the amount withdrawn.

17.	The following hereby amends, and to the extent inconsistent replaces, the corresponding information in “Accessing your money — Surrendering your contract to receive its cash value”:

If applicable, a pro rata portion of the Return of Premium Death Benefit charge is imposed when calculating the Segment Interim Value of any Segments.

18.	The following hereby supplements the information in “Accessing your money — Your annuity payout options”:

Annuitization terminates the Return of Premium Death Benefit and your contract has a maturity date. See “Annuity maturity date” later in this section.

19.	The following hereby amends, and to the extent inconsistent replaces, the corresponding information in the tables under the heading “The amount applied to purchase an annuity payout option” in “Accessing your money — Your annuity payout options”:

There is no withdrawal charge imposed if you select a life annuity, life annuity with period certain or life annuity with refund certain. If we are offering non-life contingent forms of annuities, the withdrawal charge will be imposed. If applicable, a pro rata portion of the Return of Premium Death Benefit charge is imposed when calculating the Segment Interim Value of any Segments.

20.	The following hereby amends, and to the extent inconsistent replaces, the information in “Charges that AXA Equitable deducts”:

We deduct the following charges each day from the net assets of each variable investment option (including the Segment Type Holding Account and dollar cap averaging account). These charges are reflected in the unit values of each variable investment option:

•	a variable investment option fee; and

•	a Return of Premium Death Benefit charge (if applicable).

21.	The following hereby supplements the information in “Charges and expenses — Charges under the contracts:

Return of Premium Death Benefit charge

If you elect the Return of Premium Death Benefit, we deduct:

•

A daily charge from the net assets in each variable investment option (including each Segment Type Holding Account and the dollar cap averaging account). The charge is equal to an annual rate of 0.20% of the net assets in each investment option. We add the Return of Premium Death Benefit charge to the variable investment option fee and deduct the combined amount on a daily basis from the net assets in each variable investment option. On a non-guaranteed basis, we may waive this fee under certain conditions. If the return on the EQ/Money Market variable investment option on any day is positive, but lower than the sum of the Return of Premium Death Benefit charge and the variable investment option fee, then we will waive the difference between the return on the EQ/Money Market variable investment option and the sum of the variable investment option fee and the Return of Premium Death Benefit charge, so that you do not receive a negative return. If the return on the EQ/Money Market variable investment option on any day is negative, we will waive the sum of the Return of Premium Death Benefit charge and the variable investment option fee entirely for that day, although your account value would be reduced by the negative performance of the EQ/Money Market variable investment option itself. We reserve the right to change or cancel this provision at any time.

and

•

A charge from each Segment as part of the Segment Rate of Return. The charge is equal to an annual rate of 0.20% of the Segment Investment in each Segment and is deducted when calculating the Segment Rate of Return on the Segment Maturity Date. A pro rata portion of this charge is deducted if a partial withdrawal is taken from a Segment on a date other than the Segment Maturity Date or if the contract is surrendered, annuitized or a death benefit paid on a date other than the Segment Maturity Date.

The Return of Premium Death Benefit charge is designed to compensate us for providing the Return of Premium Death Benefit amount.

22.	The following hereby supplements the information in “Payment of death benefit”:

Return of Premium Death Benefit

At issue, you may elect the optional Return of Premium Death Benefit for an additional charge. Once elected, the Return of Premium Death Benefit may not be voluntarily terminated.

The Return of Premium Death Benefit amount is equal to your initial contribution and any subsequent contributions to the contract less a deduction that reflects any withdrawals you make from the contract (including any withdrawal charges). The amount of this deduction is described under “How withdrawals affect your Return of Premium Death Benefit” later in this section. The amount of any withdrawal charge is described in “Charges and expenses — Withdrawal charge”. The death benefit payable if the Return of Premium Death Benefit is elected is the greater of the Return of Premium Death Benefit amount or the account value on the date we receive satisfactory proof of the owner’s death, any required instructions for the method of payment, and all information and forms necessary to effect payment.

The Return of Premium Death Benefit is payable prior to annuitization upon the death of the Reference Life (or surviving Reference Life if there are joint Reference Lives). While the owner of the contract can be changed, the Reference Life cannot generally be changed. After the contract is issued the Reference Life (Lives) can only change as follows:

•	if you provide the required forms to remove an original joint owner due to divorce, we also remove that joint owner as a Reference Life; or

•

if the sole beneficiary is the surviving spouse, is under age 86, and elects to continue the contract upon the death of the sole Reference Life who was also the sole owner, that surviving spouse will become the new Reference Life.

If the contract has a non-natural owner, changing the annuitant will be treated as the death of the owner (but not as the death of the Reference Life) and the Return of Premium Death Benefit will not be payable but federal income tax rules will generally require payments of amounts under the contract within five years of changing the annuitant.

The Return of Premium Death Benefit is not available for issue ages 76 and higher. If the contract has joint owners, they must be spouses to elect the Return of Premium Death Benefit and both be less than 76 years old at issue. The Return of Premium Death Benefit is not available if the contract has a non-natural owner and joint annuitants. No contributions are allowed after age 75 if you elect the Return of Premium Death Benefit.

How withdrawals affect your Return of Premium Death Benefit

Withdrawals through the date of death of the Reference Life (or surviving Reference Life if there are joint Reference Lives) reduce the Return of Premium Death Benefit on a pro rata basis by the same proportion that the account value is reduced on the date of the withdrawal. If you take a withdrawal from your contract, you will reduce the Return of Premium Death Benefit amount and the reduction may be greater than the amount withdrawn. For example, if your account value is $30,000 and you withdraw $12,000 (including any withdrawal charges), you have withdrawn 40% of your account value. If your Return of Premium Death Benefit amount was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 * 40%) and your new Return of Premium Death Benefit amount after the withdrawal would be $24,000 ($40,000 – $16,000). Withdrawals after the date of death of the Reference Life (or surviving Reference Life if there are joint Reference Lives) reduce the Return of Premium Death Benefit by the dollar amount your account value is reduced.

A pro rata portion of the Return of Premium Death Benefit charge is deducted when calculating the Segment Interim Value if you withdrawal amounts from Segments on any day other than the Segment Maturity Date. The Segment Investment is also adjusted on a pro rata basis for withdrawals and the portion of the Return of Premium Death Benefit charge that is attributable to the amount withdrawn.

How divorce may affect your Return of Premium Death Benefit

If you and your spouse become divorced after you purchase a contract with the Return of Premium Death Benefit, we will not divide the Return of Premium Death Benefit as part of the divorce settlement or judgement. If you are the sole owner (and Reference Life) of a contract with the Return of Premium Death Benefit, we will not remove you as the Reference Life even if your ex-spouse becomes the sole owner of the contract as part of the divorce settlement or judgement. If you and your spouse are joint Reference Lives and you subsequently divorce, only upon submission of the necessary documentation to change the ownership of the contract to only one of the ex-spouses will we drop the other one ex-spouse as a Reference Life. If the ownership is not changed before one of the ex-spouses dies, the Return of Premium Death Benefit will not be payable. As noted earlier, the charge for the Return of Premium Death Benefit does not end on the transfer of ownership.

As a result of the divorce, you may be required to withdraw amounts from the contract to be paid to your ex-spouse. Any such withdrawal will reduce the Return of Premium Death Benefit amount pro rata (and therefore possibly by more than the amount withdrawn), and a withdrawal charge and Return of Premium Death Benefit charge may also apply.

23.	The following hereby amends, and to the extent inconsistent replaces, the corresponding information in “Payment of death benefit — Your beneficiary and payment of benefit”:

Death benefit

The base death benefit is equal to the account value as of the date we receive satisfactory proof of the owner’s death, any required instructions for the method of payment, and all information and forms necessary to effect payment. If you elected the Return of Premium Death Benefit, you will receive the greater of the Return of Premium Death Benefit amount or the account value as of the date we receive satisfactory proof of the Reference Life’s death, any required instructions for the method of payment, and all information and forms necessary to effect payment.

Effect of the owner’s death

The Return of Premium Death Benefit was not elected. In general, if the owner dies while the contract is in force but before annuitization, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner. If the contract is owned by a non-natural person, the death of the primary annuitant triggers rules regarding the death of an owner.

Once we have received notice of the owner’s death, we will not make any transfers from Segment Type Holding Accounts to Segments. Amounts in the Segment Type Holding Accounts will be defaulted into the EQ/Money Market variable investment option. When Segments mature, the Segment Maturity Value will be transferred to the EQ/Money Market variable investment option.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option (“BCO”). For contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the “Spousal continuation” feature, or under our Beneficiary continuation option, as discussed below. For contracts with non-spousal joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed below under “Non-spousal joint owner contract continuation.” If you are the sole owner and your spouse is the sole primary beneficiary, your surviving spouse can continue the contract as a successor owner, under “Spousal continuation” or under our Beneficiary continuation option, as discussed below.

If the surviving joint owner is not the surviving spouse, or, for single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner’s death (the “5-year rule”). In certain cases, an individual beneficiary or non-spousal surviving joint owner may opt to receive payments over his/her life (or over a period not to exceed his/her life expectancy) if payments commence within one year of the owner’s death. Any such election must be made in accordance with our rules at the time of death.

The Return of Premium Death Benefit was elected. In general, if the owner, who is also the sole Reference Life, dies while the contract is in force but before annuitization, the contract terminates and the death benefit is paid. If the contract is jointly owned at issue and the Reference Lives are spouses when the first Reference Life dies, the Return of Premium Death Benefit is payable upon the death of the surviving Reference Life. If the contract is owned by a non-natural person, the annuitant will be the Reference Life and the death of the annuitant triggers the same rules that apply to the death of an owner.

If the original owner is changed to a new owner, and the new owner (who is not the Reference Life) dies before the Reference Life (or surviving Reference Life, if applicable), the Return of Premium Death Benefit is not payable and the post-death distribution rules discussed above apply. See “The Return of Premium Death Benefit was not elected” above.

Once we have notice of the Reference Life’s death (or surviving Reference Life’s death, if applicable), we will not make any transfers from Segment Type Holding Accounts to Segments. Amounts in the Segment Type Holding Accounts will be defaulted into the EQ/Money Market variable investment option. When Segments mature, the Segment Maturity Value will be transferred to the EQ/Money Market variable investment option.

There are certain circumstances, however, in which the contract can be continued by a successor owner or under the Beneficiary continuation option (“BCO”). If you are the sole Reference Life and your spouse is the sole primary beneficiary, your surviving spouse may be able to continue the contract as a successor owner, under “Spousal continuation” if your surviving spouse is not yet 86 years old, or the surviving spouse could continue the contract under the BCO, as discussed below. If the beneficiary is not the surviving spouse, Spousal continuation is not available, but other post-death payout options under the BCO may be available, and generally, the 5-year rule applies. See “The Return of Premium Death Benefit was not elected” above. In certain cases, an individual beneficiary may opt to receive payments over his/her life (or over a period not to exceed his/her life expectancy) if payments commence within one year of the owner’s death. Any such election must be made in accordance with our rules at the time of death.

24.	The following hereby amends, and to the extent inconsistent replaces, the corresponding information in “Payment of death benefit — Non-spousal joint owner contract continuation”:

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any amount payable under the contract must be fully paid to the surviving joint owner within five years, unless one of the exceptions described here applies. The surviving owner may instead elect to take an installment payout or an annuity payout option we may offer at the time under the contract, provided payments begin within one year of the deceased owner’s death. If an annuity or installment payout is elected, the contract terminates and a supplemental contract is issued.

If the older owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) take an installment payout or an annuity payout option we may offer at the time under the contract within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option discussed below. If the contract continues, withdrawal charges will no longer apply if you did not elect the Return of Premium Death Benefit, and no additional contributions will be permitted.

If the younger owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) take an installment payout or annuity within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option discussed below. If the contract continues, withdrawal charges will continue to apply and no additional contributions will be permitted. If you did not elect the Return of Premium Death Benefit, the base death benefit becomes payable to the beneficiary if the older owner dies within five years after the death of the younger owner.

25.	The following hereby amends, and to the extent inconsistent replaces, the corresponding information in “Payment of death benefit — Spousal continuation”:

Return of Premium Death Benefit was not elected. If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, or if the contract owner is a non-natural person and you and your younger spouse are joint annuitants, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be 85 or younger as of the date of the deceased spouse’s death to continue the contract under Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

Upon your death, the younger spouse joint owner (for NQ contracts only) or the spouse beneficiary (under a single owner contract) may elect to receive the death benefit, continue the contract under our beneficiary continuation option (as discussed below in this section) or continue the contract, as follows:

•	In general, withdrawal charges will no longer apply to contributions made before your death. Withdrawal charges will apply if additional contributions are made.

•	If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

Where a NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant’s death the annuitant’s spouse is the sole beneficiary of the Living Trust, the Trust, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant’s death. No further change of annuitant will be permitted.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

For jointly owned NQ contracts, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

•	If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

•	The withdrawal charge schedule remains in effect.

The transfer restrictions on amounts in Segments prior to election of Spousal continuation remain in place. Any amounts in Segments may not be transferred out of the Segments until their Segment Maturity Dates. The Segment Maturity Value may be reinvested in other investment options. However, if the beneficiary chooses the “5-year rule” they are not permitted to transfer any account value to any Segment but instead can only transfer account value to a variable investment option.

If you divorce, spousal continuation does not apply.

Return of Premium Death Benefit was elected. If you are the original contract owner and your spouse is the sole primary beneficiary, your spouse may elect to continue the contract, including the Return of Premium Death Benefit, as successor owner (and the new Reference Life) upon your death under certain conditions. The Return of Premium Death Benefit charge will continue to apply. Spousal beneficiaries (who were not also a Reference Life) must be 85 or younger as of the date of the deceased spouse’s death to continue the contract under Spousal continuation. If you jointly own the contract with your spouse and you are joint Reference Lives, the contract continues with your spouse as the surviving Reference Life. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

If you divorce, Spousal continuation does not apply.

26.	The following hereby amends, and to the extent inconsistent replaces, the corresponding information in “Payment of death benefit — Beneficiary continuation option”:

This feature permits a designated individual, on the contract owner’s death, to maintain a contract with the deceased contract owner’s name on it and receive distributions under the contract, instead of receiving the amount payable under the contract in a single sum. We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts, subject to state availability. Please speak with your financial professional or see Appendix II later in this Prospectus for further information.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information.

27.	The following hereby amends, and to the extent inconsistent replaces, the corresponding information in “Beneficiary continuation option for NQ contracts only” in “Payment of death benefit — Beneficiary continuation option”:

If the amount payable under the contract is a death benefit:

•	No withdrawal charges will apply to withdrawals of the death benefit by the beneficiary.

If the amount payable under the contract is the cash value:

•

The contract’s withdrawal charge schedule will continue to be applied to any withdrawal or surrender other than scheduled payments; the contract’s free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders.

•

We do not impose a withdrawal charge on scheduled payments except if, when added to any withdrawals previously taken in the same contract year, including for this purpose a contract surrender, the total amount of withdrawals and scheduled payments exceed the free withdrawal amount. See the “Withdrawal charges” in “Charges and expenses” earlier in this Prospectus.

28.	The following hereby amends, and to the extent inconsistent replaces, the corresponding information in “Incorporation of certain documents by reference”:

AXA Equitable’s Annual Report on Form 10-K for the period ended December 31, 2016 (the “Annual Report”) is considered to be part of this Prospectus because it is incorporated by reference, as are AXA Equitable’s Quarterly Report on Form 10-Q (filed on May 15, 2017 and August 14, 2017) and AXA Equitable’s Current Reports on Form 8-K (filed on February 17, 2017, May 5, 2017 and May 18, 2017).

29.	The following hereby amends, and to the extent inconsistent replaces, the corresponding information in “Appendix 1: Condensed financial information”:

Total separate account expenses of 1.15% and 1.35% were not offered as of December 31, 2016 for contracts offered by this prospectus, therefore condensed financial information is not available that reflects those total separate account expenses.

Structured Capital Strategies® PLUS is issued by and is a registered service mark of

AXA Equitable Life Insurance Company (AXA Equitable).

Co-distributed by affiliates AXA Advisors, LLC and AXA Distributors, LLC. 1290 Avenue of the Americas, New York, NY 10104.

Copyright 2017 AXA Equitable Life Insurance Company. All rights reserved.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas, New York, NY 10104

(212) 554-1234

AXA Equitable Life Insurance Company

Supplement dated , 2017 to the June 1, 2017 Statement of Additional Information for Structured Capital Strategies® PLUS

This Supplement modifies certain information in the above-referenced Statement of Additional Information (the “SAI”) offered by AXA Equitable Life Insurance Company (“AXA Equitable”). You should read this Supplement in conjunction with your SAI and retain it for future reference. Unless otherwise indicated, all other information included in your SAI remains unchanged. The terms we use in this Supplement have the same meaning as in your SAI. We will send you a copy of any SAI or supplement without charge upon request. Please contact the customer service center referenced in your SAI.

The following hereby amends, and to the extent inconsistent replaces, the corresponding information in “Unit Values”:

(c)	is the sum of the variable investment option fee and Return of Premium Death Benefit charge, times the number of calendar days in the valuation period. These daily charges are at an effective annual rate not to exceed 1.35%. Your charges may be less.

Structured Capital Strategies® PLUS is issued by and is a registered service mark of

AXA Equitable Life Insurance Company (AXA Equitable).

Co-distributed by affiliates AXA Advisors, LLC and AXA Distributors, LLC. 1290 Avenue of the Americas, New York, NY 10104.

Copyright 2017 AXA Equitable Life Insurance Company. All rights reserved.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas, New York, NY 10104

(212) 554-1234

Form No. IM-35-17 (10.17)	Catalog No. 157177 10/17)
SCS PLUS New Biz - VA only	#467262